Dreyfus Connecticut Municipal Money Market Fund, Inc.

ANNUAL REPORT November 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this new annual report for Dreyfus Connecticut Municipal Money Market Fund, Inc., covering the two-month period from October 1, 2005, through November 30, 2005. Inside, you'll find information about the fund's recent fiscal year change and how the fund was managed during this abridged reporting period, including a discussion with the fund's portfolio manager, Bill Vasiliou.

The U.S. economy demonstrated remarkable resiliency over the past year, expanding at a steady pace despite the headwinds of soaring energy prices, higher interest rates and the dislocations caused by the Gulf Coast hurricanes. As short-term interest rates climbed, so too have yields of tax-exempt money market instruments, offering investors incrementally higher yields as compared to yields at the start of the reporting period.

As the end of 2005 approaches, the U.S. economy and financial markets may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board and the effects of higher fuel prices on the rate of inflation may set the tone for the financial markets in 2006. As always, we encourage you to discuss these and other market forces with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2005



DISCUSSION OF FUND PERFORMANCE

Bill Vasiliou, Portfolio Manager

How did Dreyfus Connecticut Municipal Money Market Fund, Inc. perform during the period?

The fund's fiscal year has changed from a reporting period that ended September 30 to one that ends November 30. While this change should have no impact on the way the fund is managed, shareholders will now receive annual and semi-annual reports according to the new fiscal year-end.

Between the end of the fund's prior fiscal year on September 30, 2005, and the end of its new fiscal year on November 30, 2005, the fund produced an annualized yield of 2.09%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 2.11%.[1]

The fund's results during the reporting period continued to be influenced mainly by rising short-term interest rates.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and Connecticut state income taxes as is consistent with the preservation of capital and maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in short-term, high-quality municipal obligations that provide income exempt from federal and Connecticut state personal income taxes.

In managing the fund, we normally employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality municipal money market instruments that provide income exempt from federal and Connecticut state personal income taxes. Second, we actively manage the fund's weighted average maturity based on our anticipation of interest-rate trends and supply-and-demand changes in Connecticut's short-term municipal marketplace while anticipating the liquidity needs of the fund.

For example, if we expect an increase in short-term supply, we may reduce the fund's weighted average maturity, which should better position the fund to purchase new securities with higher yields, if higher yields materialize. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities, which are generally issued with maturities in the one-year range, may lengthen the fund's weighted average maturity if purchased. If we anticipate limited new-issue supply, we may extend the fund's weighted average maturity to maintain prevailing yields for as long as we deem appropriate. At other times, we typically try to maintain a weighted average maturity that reflects our view of short-term interest-rate trends, liquidity needs and future supply-and-demand considerations.

What other factors influenced the fund's performance?

On November 1, the Federal Reserve Board (the "Fed") implemented its twelfth consecutive increase in short-term interest rates, driving the overnight federal funds rate to 4%. As short-term interest rates moved higher, so did tax-exempt money market yields.

In this environment, we continued to maintain our focus on tax-exempt commercial paper, municipal notes and insured municipal bonds[2] with maturities between three and nine months. This strategy has allowed us to capture higher yields than were offered by tax-exempt variable rate demand notes on which yields are reset daily or weekly, while helping us to avoid locking in yields of one-year municipal notes. In addition, we have maintained a "laddered" portfolio of the fund's holdings to ensure that proceeds from maturing securities will be available for reinvestment should short-term yields continue to rise.

The fund also was influenced by an improving credit environment in Connecticut. Tax revenues rose for the first time in four years, and the state cut spending to address its structural budget imbalance, resulting in less need to issue short-term debt securities. At the same time, investor demand for Connecticut tax-exempt securities has remained relatively robust, putting downward pressure on money market yields.

What is the fund's current strategy?

Over the short-term, we have begun to prepare the fund for technical forces that tend to affect tax-exempt money market instruments at year-end. Over the longer term, while recent data suggest that the U.S. economy continues to grow at a sustained pace, higher energy prices and rising interest rates may constrain consumer spending in 2006. Nonetheless, many analysts expect the Fed to raise short-term interest rates further at upcoming FOMC meetings, and we therefore have maintained a conservative investment posture designed to give the fund the liquidity it needs to capture higher yields should they continue to rise. Of course, we are prepared to revise our strategies as market conditions change.

December 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-Connecticut residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yield provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund would have produced a yield of 2.02% and an effective yield of 2.04%.*

[2] *Insurance on individual portfolio securities extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the fund's shares.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Connecticut Municipal Money Market Fund, Inc. from June 1, 2005 to November 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended November 30, 2005

Expenses paid per $1,000†	$ 3.27
Ending value (after expenses)	$1,009.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended November 30, 2005

Expenses paid per $1,000†	$ 3.29
Ending value (after expenses)	$1,021.81

† *Expenses are equal to the fund's annualized expense ratio of .65%; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

Tax Exempt Investments−99.3%	Principal Amount ($)	Value ($)
Brookfield, GO Notes, BAN 3.96%, 6/15/2006	3,590,000	3,610,980
Connecticut:		
GO (Putters Program):		
3.06% (Insured; FGIC and Liquidity Facility; PB Finance Inc.)	14,755,000 a,b	14,755,000
3.07% (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	905,000 a,b	905,000
State Revolving Fund General Revenue 1.95%, 10/1/2006	250,000	247,244
Connecticut Development Authority:		
IDR:		
(Energy Network Sina Project) 3.01% (LOC; Bank of America)	4,300,000 a	4,300,000
(Imperial Electric Assembly Project) 3.18% (LOC; Wachovia Bank)	1,560,000 a	1,560,000
(Lapham-Hickey Steel Corp.) 3.16% (LOC; Bank of Montreal)	4,995,000 a	4,995,000
Refunding (Capitol District Energy Project) 3.01% (LOC; Bank of America)	10,300,000 a	10,300,000
Solid Waste Disposal Facility Revenue (Rand-Whitney Containerboard Limited Partnership Project) 3.01% (LOC; Bank of Montreal)	1,500,000 a	1,500,000
Water Facility Revenue, Refunding (Connecticut Water Co. Project):		
2.98% (LOC; Citizens Bank of Rhode Island)	2,050,000 a	2,050,000
3.02% (LOC; Citizens Bank of Rhode Island)	1,250,000 a	1,250,000
Connecticut Health and Educational Facilities Authority:		
College and University Revenue (University of Hartford) 3.04% (LOC; Citizens Bank of Rhode Island)	6,900,000 a	6,900,000
CP (Yale University) 2.77%, 12/9/2005	5,100,000	5,100,000
Private Schools Revenue:		
(Kent School) 2.99% (Insured; MBIA and Liquidity Facility; Bank of America)	1,100,000 a	1,100,000
(Taft School) 3% (LOC; Wachovia Bank)	6,500,000 a	6,500,000
(Westminster School) 3.04% (LOC; Bank of America)	6,190,000 a	6,190,000
Recreational Revenue (Greater Hartford YMCA) 3.04% (Insured; AMBAC and Liquidity Facility; Bank of America)	2,100,000 a	2,100,000
Revenue:		
(Eagle Hill School) 3.04% (LOC; Bank of New York)	5,990,000 a	5,990,000
(Eastern Connecticut Health) 3.05% (LOC; Comerica Bank)	4,700,000 a	4,700,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Connecticut Health and Educational Facilities Authority (continued): Revenue (continued): (Greenwich Family YMCA) 3.04% (LOC; Bank of New York)	5,000,000 a	5,000,000
Connecticut Housing Finance Authority, Revenue: 3.09% (GIC; Rabobank Nederland and Liquidity Facility; Merrill Lynch)	3,950,000 a,b	3,950,000
3.11% (Liquidity Facility; Citibank)	3,915,000 a,b	3,915,000
3.11% (Liquidity Facility; FHLMC)	8,286,000 a	8,286,000
Connecticut Special Tax Obligation Transportation Infrastructure Program Special Tax Revenue, Refunding 1.99%, 9/1/2006 (Insured; FSA)	500,000	496,325
Derby, GO Notes, BAN 3.44%, 1/18/2006	3,000,000	3,003,138
East Haven, GO Notes, BAN 3.95%, 8/25/2006	2,140,000	2,155,853
Fairfield, GO Notes 4.84%, 1/1/2006	200,000	200,443
Glastonbury, GO Notes, BAN 3.96%, 5/15/2006	390,000	391,989
Groton Town, GO Notes, BAN: 3.47%, 3/1/2006	1,100,000	1,102,414
3.96%, 7/28/2006	2,390,000	2,409,399
New Britain, GO Notes, BAN 3.95%, 4/6/2006	2,000,000	2,008,393
New Hartford, GO Notes, BAN 2.96%, 2/2/2006	1,500,000	1,501,719
New Haven, CP: 2.70%, 12/8/2005 (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	2,000,000	2,000,000
2.77%, 1/13/2006 (LOC; Landesbank Hessen-Thuringen Girozentrale)	6,680,000	6,680,000
New Milford, BAN 3.71%, 5/9/2006	420,000	421,795
Northeast Tax Exempt Bond Grantor Trust, Revenue 3.18% (LOC; Bank of America)	3,540,000 a,b	3,540,000
Regional School District Number 005, GO Notes, BAN: 3.45%, 2/9/2006	1,190,000	1,192,675
4.44%, 11/29/2006	1,000,000	1,012,037
Regional School District Number 006, GO Notes, BAN 3.70%, 8/11/2006	560,000	563,013
Regional School District Number 013, GO Notes, GAN 3.45%, 3/14/2006	800,000	802,200

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Shelton, GO Notes, BAN 3.45%, 1/18/2006	315,000	315,486
Shelton Housing Authority, Revenue (Crosby Commons Project) 3.08% (LOC; Wachovia Bank)	1,635,000 ª	1,635,000
Waterbury, GO Notes 3.96%, 4/1/2006 (Insured; FSA)	175,000	175,860
West Haven, GO Notes, BAN 3.46%, 12/20/2005	7,540,000	7,543,661
Westbrook, GO Notes, BAN 3.96%, 7/14/2006	4,000,000	4,024,165
Total Investments (cost $148,378,970)	**99.3%**	**148,379,789**
Cash and Receivables (Net)	**.7%**	**1,037,537**
Net Assets	**100.0%**	**149,417,326**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage
AGIC	Asset Guaranty Insurance Company		Association
AMBAC	American Municipal Bond	**GO**	General Obligation
	Assurance Corporation	**HR**	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance	**LOR**	Limited Obligation Revenue
	Company	**LR**	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance
CIFG	CDC Ixis Financial Guaranty		Insurance Corporation
CMAC	Capital Market Assurance	**MFHR**	Multi-Family Housing Revenue
	Corporation	**MFMR**	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement	**RAW**	Revenue Anticipation Warrants
	Revenue	**RRR**	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance	**SAAN**	State Aid Anticipation Notes
	Company	**SBPA**	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage	**SONYMA**	State of New York Mortgage Agency
	Corporation	**SWDR**	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage	**TAN**	Tax Anticipation Notes
	Association	**TAW**	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	86.0
AAA, AA, A c		Aaa, Aa, A c		AAA, AA, A c	.7
Not Rated d		Not Rated d		Not Rated d	13.3
					100.0

† Based on total investments.

a Securities payable on demand. Variable interest rate—subject to periodic change.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2005, these securities amounted to $27,065,000 or 18.1% of net assets.

c Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

d Securities which, while not rated by Fitch, Moody's and Standard &Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2005

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	148,378,970	148,379,789
Cash		1,225,701
Interest receivable		833,701
Prepaid expenses		16,385
		150,455,576
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2 (b)		64,118
Payable for investment securities purchased		909,234
Payable for shares of Common Stock redeemed		4,434
Accrued expenses		60,464
		1,038,250
Net Assets ($)		**149,417,326**
Composition of Net Assets ($):		
Paid-in capital		149,430,866
Accumulated net realized gain (loss) on investments		(14,359)
Accumulated gross unrealized appreciation on investments		819
Net Assets ($)		**149,417,326**
Shares Outstanding		
(1 billion shares of $.001 par value Common Stock authorized)		149,442,309
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

	Two Months Ended November 30, 2005[a]	Year Ended September 30, 2005
Investment Income ($):		
Interest Income	**704,709**	**3,123,296**
Expenses:		
Management fee–Note 2(a)	128,684	747,246
Shareholder servicing costs–Note 2(b)	17,526	125,363
Registration fees	1,972	12,555
Custodian fees	–	26,474
Professional fees	36,725	50,369
Prospectus and shareholders' reports	–	12,287
Directors' fees and expenses–Note 2(c)	–	11,980
Miscellaneous	230	18,205
Total Expenses	**185,137**	**1,004,479**
Less–reduction in management fee due to undertaking–Note 2(a)	(17,848)	(39,200)
Net Expenses	**167,289**	**965,279**
Investment Income–Net	**537,420**	**2,158,017**
Realized and Unrealized Gain (Loss) on Investments–Note 1(b) ($):		
Net realized gain (loss) on investments	543	21
Net unrealized appreciation on investments	349	453
Net Realized and Unrealized Gain (Loss) on Investments	**892**	**474**
Net Increase in Net Assets Resulting from Operations	**538,312**	**2,158,491**

[a] *The fund has changed its fiscal year end from September 30 to November 30.*
See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Two Months Ended November 30, 2005[a]	Year Ended September 30, 2005	Year Ended September 30, 2004
Operations ($):			
Investment income−net	537,420	2,158,017	722,142
Net realized gain (loss) on investments	543	21	(1,637)
Net unrealized appreciation on investments	349	453	17
Net Increase (Decrease) in Net Assets Resulting from Operations	**538,312**	**2,158,491**	**720,522**
Dividends to Shareholders from ($):			
Investment income−net	**(537,420)**	**(2,158,017)**	**(722,142)**
Capital Stock Transactions ($1.00 per share):			
Net proceeds from shares sold	58,341,993	244,027,953	217,904,038
Dividends reinvested	521,018	2,122,365	707,106
Cost of shares redeemed	(65,618,185)	(236,035,608)	(233,267,895)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(6,755,174)**	**10,114,710**	**(14,656,751)**
Total Increase (Decrease) in Net Assets	**(6,754,282)**	**10,115,184**	**(14,658,371)**
Net Assets ($):			
Beginning of Period	156,171,608	146,056,424	160,714,795
End of Period	**149,417,326**	**156,171,608**	**146,056,424**

[a] The fund has changed its fiscal year end from September 30 to November 30.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Two Months Ended November 30, 2005[a] | Year Ended September 30, | | | | |
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.003	.014	.005	.006	.010	.027
Distributions:						
Dividends from investment income−net	(.003)	(.014)	(.005)	(.006)	(.010)	(.027)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.09[b]	1.44	.47	.57	.99	2.70
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.72[b]	.67	.64	.65	.65	.61
Ratio of net expenses to average net assets	.65[b]	.65	.63	.64	.64	.61
Ratio of net investment income to average net assets	2.09[b]	1.44	.47	.58	1.00	2.60
Net Assets, end of period ($ x 1,000)	149,417	156,172	146,056	160,715	197,363	254,824

[a] The fund has changed its fiscal year end from September 30 to November 30.
[b] Annualized.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies

Dreyfus Connecticut Municipal Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Connecticut state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On August 2, 2005, the Board of Directors approved a change in the fund's fiscal year end from September 30 to November 30.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At November 30, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $14,359 is available to be applied against future net securities profits, if any, realized subsequent to November 30, 2005. If not applied, $9 of the carryover expires in fiscal 2006, $2,575 expires in fiscal 2007, $10,138 expires in fiscal 2010 and $1,637 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2005, September 30, 2005 and September 30, 2004, respectively, were all tax exempt income.

At November 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from October 1, 2005 through November 30, 2005 to reduce the management fee paid by the fund, to the extent that the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .65% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $17,848 during the period ended November 30, 2005.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2005, the fund was charged $12,194 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2005, the fund was charged $5,338 pursuant to the transfer agency agreement.

During the period ended November 30, 2005, the fund was charged $619 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $61,961, chief compliance officer fees $1,548 and transfer agency per account fees $5,600, which are offset against an expense reimbursement currently in effect in the amount of $4,991.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Connecticut Municipal Money Market Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Connecticut Municipal Money Market Fund, Inc., including the statement of investments, as of November 30, 2005, and the related statements of operations and changes in net assets and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2005 by correspondence with the custodian and others or by other appropriate auditing procedures where replies from others were not received. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Connecticut Municipal Money Market Fund, Inc. at November 30, 2005, and the results of its operations, the changes in its net assets and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
January 10, 2006

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income–net during the fiscal period ended November 30, 2005 as "exempt–interest dividends" (not subject to regular federal and, for individuals who are Connecticut residents, Connecticut personal income taxes).

Joni Evans (63)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Senior Vice President of the William Morris Agency

No. of Portfolios for which Board Member Serves: 15

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Arnold S. Hiatt (78)
Board Member (1990)

Principal Occupation During Past 5 Years:
• Chairman of The Stride Rite Charitable Foundation

Other Board Memberships and Affiliations:
• Isabella Stewart Gardner Museum, Trustee
• John Merck Fund, a charitable trust, Trustee
• Business for Social Responsibility, Director
• The A.M. Fund, Trustee

No. of Portfolios for which Board Member Serves: 15

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Burton N. Wallack (55)
Board Member (1991)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 15

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Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Samuel Chase, Emeritus Board Member

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 196 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus
Connecticut Municipal
Money Market Fund, Inc.**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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